Exhibit 99.1

ZTO Provides Update on Status under Holding Foreign Companies Accountable Act

SHANGHAI, May 5, 2022 /PRNewswire/ – ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company was provisionally named by the U.S. Securities and Exchange Commission (the “SEC”) under the HFCAA on May 4, 2022 as a Commission-Identified Issuer, following the Company’s filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 28, 2022.

The Company understands that this identification indicates that the SEC determines that the Company as well as other Commission-Identified Issuers used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board (“PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC will prohibit a company’s shares or American depositary shares from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect the auditor’s working paper.

The Company has been actively exploring possible solutions to protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited.

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. ZTO may also make forward-looking statements in the Company’s periodic reports to the SEC in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Main Board of the Hong Kong Stock Exchange (the “HKEX”) in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. Further information regarding these and other risks is included in ZTO’s annual report on Form 20-Fs and other filings with the SEC and the HKEX. All information provided in this press release is current as of the date hereof, and ZTO assumes no obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

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